FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P. E.
7/2/02

02050376

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
AUG 05 2002
WASH. D.C. 164 SECTION

For 2 July 2002
Commission File Number 0-30358

Ebookers plc
(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

PROCESSED
P AUG 09 2002
THOMSON FINANCIAL

Enclosure:

Appointment of Non-Executive Director

ebookers plc
EUROPE'S NO.1 FOR ONLINE TRAVEL

FINAL

PRESS RELEASE

JOHN DONALDSON APPOINTED NON-EXECUTIVE DIRECTOR OF EBOOKERS PLC

-Former Thomas Cook Chief further strengthens ebookers' management team-

25 July 2002 – ebookers plc, Europe's leading online travel agency (LSE: EBR, Nasdaq: EBKR, Geregelter Markt, Germany: eb6), today announces that John Donaldson has been appointed a Non-Executive Director.

Mr Donaldson, 53, is a well-known figure in the European travel industry. He is a former Chief Executive of leading travel group Thomas Cook Holdings Limited, overseeing its sale in 2001 to C&N, now renamed Thomas Cook AG.

Mr Donaldson's appointment follows those last month of Nigel Addison Smith from First Choice and Philip Dale from Priceline.com. Together they underline ebookers' commitment to strengthening its management team with highly experienced industry figures.

Currently Mr Donaldson is Deputy Chairman of Thomas Cook in the UK, and Deputy Chairman of Holiday Autos, the world's largest leisure car rental broker.

Mr Donaldson held senior positions with Thomas Cook Holdings Limited from 1988 to 2001. From 1997 to 1998 he was Group Managing Director Worldwide before being promoted to Chief Executive from 1998 to 2001. Before joining Thomas Cook he worked for American Express Europe from 1980 to 1988 and Aer Lingus from 1970 to 1980.

Dinesh Dhamija, Chief Executive Officer of ebookers plc commented: "I am delighted that John Donaldson is joining the ebookers' board. His input and guidance as a Non-Executive Director will be invaluable as he brings with him a strong track record in driving organizational change, a wealth of experience in travel retail strategy and a particular expertise in package holidays, an area which ebookers is developing. His appointment along with those of Nigel Addison Smith and Philip Dale will be very important as ebookers continues it rapid growth as European online travel leader."

--ends--

For further information:

ebookers plc
Oliver Strong +44 (0) 20 7489 2239
oliver.strong@ebookers.com +44 (0) 7771 934 153

Cubitt Consulting (UK)
Peter Ogden +44 (0) 20 7367 5117
peter.ogden@cubitt.com

Jeffrey Friedland +1 303 282 5767
jof@friedlandcapital.com +1 646 623 3025

Kirchhoff Consult (Germany)
Elise Vanier +49 69 7474 8617
elise.vanier@kirchhoff.de

About ebookers plc

ebookers plc is a leading pan-European online travel agency offering complete one-stop, online shopping with a host of travel products and services, including negotiated discount airfares with 120 airlines, and discounts with over 20,000 hotels worldwide. ebookers plc and its subsidiaries sell to customers in the following eleven countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK, and the company has a back office processing facility in India. ebookers is listed on the London Stock Exchange and the Nasdaq in New York. It is due to delist from Germany's Geregelter Markt in October 2002.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. These and other risk factors are described in detail in the company's listing particulars dated 17 April 2001, as supplemented by the company's supplementary listing particulars dated 20 April 2001, and the company's Annual Report on Form 20-F for the year ended 31 December 2000 that was filed with the US Securities and Exchange Commission on 27 April 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ebookers plc

Dated: July 25, 2002

Dinesh Dhamija
Chief Executive Officer